Exhibit 99.2

Chunghwa Telecom Co., Ltd. and

Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2016 and 2015 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of March 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2016 and 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

We conducted our reviews in accordance with the Statement of Auditing Standards No. 36, “Review of Financial Statements”, issued by the Auditing Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an audit opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting” endorsed by the Financial Supervisory Commission of the Republic of China.

/s/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

May 10, 2016

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2016 (Reviewed)		December 31, 2015 (Audited)		March 31, 2015 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$34,544,869	8	$30,271,423	7	$30,801,465	7
Financial assets at fair value through profit or loss (Note 7)	8,691	—	163	—	193	—
Hedging derivative assets (Note 21)	1,719	—	498	—	—	—
Held-to-maturity financial assets (Note 9)	2,729,012	—	1,880,739	—	2,754,230	1
Trade notes and accounts receivable, net (Note 10)	27,893,980	6	26,926,050	6	27,605,775	6
Accounts receivable from related parties (Note 39)	34,890	—	42,056	—	60,557	—
Inventories (Notes 11 and 40)	6,911,224	2	8,780,190	2	6,877,302	1
Prepayments (Notes 12 and 39)	6,083,106	1	2,669,021	1	5,809,257	1
Other current monetary assets (Note 13)	3,372,716	1	3,300,783	1	2,892,554	1
Other current assets (Notes 20 and 40)	2,530,624	—	2,335,921	—	2,916,670	1

Total current assets	84,110,831	18	76,206,844	17	79,718,003	18

NONCURRENT ASSETS
Available-for-sale financial assets (Note 8)	3,118,807	1	3,242,827	1	4,316,492	1
Held-to-maturity financial assets (Note 9)	1,289,764	—	2,139,801	—	4,025,794	1
Financial assets carried at cost (Note 14)	2,274,138	—	2,267,869	1	2,364,992	—
Investments accounted for using equity method (Note 16)	3,194,838	1	3,145,004	1	3,255,261	1
Property, plant and equipment (Notes 17, 39 and 40)	291,630,068	64	296,399,146	65	298,417,054	66
Investment properties (Note 18)	7,897,721	2	7,902,405	2	7,670,322	2
Intangible assets (Note 19)	49,703,470	11	50,446,778	11	42,128,997	9
Deferred income tax assets (Note 3)	1,040,635	—	2,061,577	—	1,874,077	—
Net defined benefit assets (Notes 3 and 28)	3,037,694	1	10,677	—	8,466	—
Prepayments (Notes 12 and 39)	3,504,640	1	3,611,818	1	3,523,081	1
Other noncurrent assets (Notes 20 and 40)	5,415,468	1	5,586,346	1	5,393,435	1

Total noncurrent assets	372,107,243	82	376,814,248	83	372,977,971	82

TOTAL	$456,218,074	100	$453,021,092	100	$452,695,974	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 22)	$70,000	—	$110,000	—	$560,000	—
Financial liabilities at fair value through profit or loss (Note 7)	1,615	—	—	—	481	—
Trade notes and accounts payable (Note 24)	13,728,248	3	16,300,993	4	14,875,274	3
Payables to related parties (Note 39)	392,078	—	611,100	—	255,651	—
Current tax liabilities (Note 3)	5,561,836	1	4,751,181	1	5,447,125	1
Other payables (Note 25)	23,623,289	5	25,486,966	6	21,179,943	5
Provisions (Note 26)	143,166	—	189,746	—	211,347	—
Advance receipts (Note 27)	9,156,899	2	9,567,140	2	9,544,169	2
Current portion of long-term loans (Notes 23 and 40)	3,526	—	7,692	—	—	—
Other current liabilities	1,372,657	1	1,501,269	—	1,485,615	1

Total current liabilities	54,053,314	12	58,526,087	13	53,559,605	12

NONCURRENT LIABILITIES
Long-term loans (Notes 23 and 40)	1,646,474	—	1,742,308	—	1,850,000	—
Deferred income tax liabilities	661,981	—	147,975	—	123,815	—
Provisions (Note 26)	59,223	—	58,158	—	86,158	—
Customers’ deposits (Note 39)	4,551,247	1	4,725,826	1	4,639,437	1
Net defined benefit liabilities (Notes 3 and 28)	1,361,293	—	7,098,510	2	6,569,832	2
Deferred revenue	3,532,195	1	3,615,602	1	3,717,185	1
Other noncurrent liabilities	3,360,384	1	3,097,623	1	1,589,141	—

Total noncurrent liabilities	15,172,797	3	20,486,002	5	18,575,568	4

Total liabilities	69,226,111	15	79,012,089	18	72,135,173	16

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 15 and 29)
Common stocks	77,574,465	17	77,574,465	17	77,574,465	17

Additional paid-in capital	168,543,121	37	168,095,615	37	168,073,694	37

Retained earnings
Legal reserve	77,574,465	17	77,574,465	17	76,893,722	17
Special reserve	2,675,419	1	2,675,419	1	2,819,899	1
Unappropriated earnings	54,219,012	12	42,551,245	9	48,650,142	11

Total retained earnings	134,468,896	30	122,801,129	27	128,363,763	29

Other equity interest	69,387	—	268,719	—	1,288,383	—

Total equity attributable to stockholders of the parent	380,655,869	84	368,739,928	81	375,300,305	83

NONCONTROLLING INTERESTS (Notes 15 and 29)	6,336,094	1	5,269,075	1	5,260,496	1

Total equity	386,991,963	85	374,009,003	82	380,560,801	84

TOTAL	$456,218,074	100	$453,021,092	100	$452,695,974	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2016		2015
	Amount	%	Amount	%
REVENUES (Notes 30 and 39)	$56,944,156	100	$56,472,807	100

OPERATING COSTS (Notes 11, 28, 31 and 39)	35,105,652	62	36,695,881	65

GROSS PROFIT	21,838,504	38	19,776,926	35

OPERATING EXPENSES (Notes 28, 31 and 39)
Marketing	5,996,193	11	5,982,605	11
General and administrative	1,150,571	2	1,145,124	2
Research and development	901,973	1	835,127	1

Total operating expenses	8,048,737	14	7,962,856	14

OTHER INCOME AND EXPENSES (Note 31)	(6,350)	—	(29,120)	—

INCOME FROM OPERATIONS	13,783,417	24	11,784,950	21

NON-OPERATING INCOME AND EXPENSES
Interest income	48,563	—	67,297	—
Other income (Notes 31 and 39)	365,655	1	252,684	—
Other gains and losses (Notes 31 and 39)	4,175	—	126,258	—
Interest expenses	(5,190)	—	(8,657)	—
Share of the profit of associates and joint ventures accounted for using equity method (Note 16)	87,298	—	300,526	1

Total non-operating income and expenses	500,501	1	738,108	1

INCOME BEFORE INCOME TAX	14,283,918	25	12,523,058	22
INCOME TAX EXPENSE (Notes 3 and 32)	2,356,608	4	1,955,265	3

NET INCOME	11,927,310	21	10,567,793	19

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Share of remeasurements of defined benefit pension plans of associates and joint ventures (Note 16)	—	—	(265)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2016		2015
	Amount	%	Amount	%
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	$(83,082)	—	$(29,402)	—
Unrealized gain (loss) on available-for-sale financial assets (Note 31)	(124,020)	—	428,190	—
Cash flow hedges (Notes 21 and 31)	1,221	—	283	—
Share of exchange differences arising from the translation of the foreign operations of associates and joint ventures (Note 16)	(1,592)	—	875	—
Income tax expense relating to items that may be reclassified subsequently (Note 32)	(1,324)	—	(3,328)	—

	(208,797)	—	396,618	—

Total other comprehensive income (loss), net of income tax	(208,797)	—	396,353	—

TOTAL COMPREHENSIVE INCOME	$11,718,513	21	$10,964,146	19

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,667,767	21	$10,418,425	19
Noncontrolling interest	259,543	—	149,368	—

	$11,927,310	21	$10,567,793	19

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$11,468,435	21	$10,820,396	19
Noncontrolling interest	250,078	—	143,750	—

	$11,718,513	21	$10,964,146	19

EARNINGS PER SHARE (Note 33)
Basic	$1.50		$1.34

Diluted	$1.50		$1.34

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded	)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 15, 21 and 29)
						Other Adjustments
						Exchange Differences Arising from the Translation of the Foreign Operations	Unrealized Gain (Loss) on Available-for-sale Financial Assets
			Retained Earnings							Noncontrolling Interests (Notes 15 and 29)
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings			Cash Flow Hedges	Total		Total Equity
BALANCE, JANUARY 1, 2015	$77,574,465	$168,047,935	$76,893,722	$2,819,899	$38,231,982	$146,442	$739,988	$(283)	$364,454,150	$5,085,185	$369,539,335
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(885)	—	—	—	—	—	—	(885)	(1,404)	(2,289)
Partial disposal of interests in subsidiaries	—	26,644	—	—	—	—	—	—	26,644	18,484	45,128
Net income for the three months ended March 31, 2015	—	—	—	—	10,418,425	—	—	—	10,418,425	149,368	10,567,793
Other comprehensive income (loss) for the three months ended March 31, 2015	—	—	—	—	(265)	(21,122)	423,075	283	401,971	(5,618)	396,353

Total comprehensive income for the three months ended March 31, 2015	—	—	—	—	10,418,160	(21,122)	423,075	283	10,820,396	143,750	10,964,146

Compensation cost of employee stock option of a subsidiary	—	—	—	—	—	—	—	—	—	14,481	14,481

BALANCE, MARCH 31, 2015	$77,574,465	$168,073,694	$76,893,722	$2,819,899	$48,650,142	$125,320	$1,163,063	$—	$375,300,305	$5,260,496	$380,560,801

BALANCE, JANUARY 1, 2016	$77,574,465	$168,095,615	$77,574,465	$2,675,419	$42,551,245	$177,257	$90,964	$498	$368,739,928	$5,269,075	$374,009,003

Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(446)	—	—	—	—	—	—	(446)	90	(356)
Partial disposal of interests in subsidiaries	—	58,206	—	—	—	—	—	—	58,206	25,422	83,628
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	389,740	—	—	—	—	—	—	389,740	785,769	1,175,509
Net income for the three months ended March 31, 2016	—	—	—	—	11,667,767	—	—	—	11,667,767	259,543	11,927,310
Other comprehensive income (loss) for the three months ended March 31, 2016	—	—	—	—	—	(74,497)	(126,056)	1,221	(199,332)	(9,465)	(208,797)

Total comprehensive income for the three months ended March 31, 2016	—	—	—	—	11,667,767	(74,497)	(126,056)	1,221	11,468,435	250,078	11,718,513

Share-based payment transactions of subsidiaries	—	6	—	—	—	—	—	—	6	5,660	5,666

BALANCE, MARCH 31, 2016	$77,574,465	$168,543,121	$77,574,465	$2,675,419	$54,219,012	$102,760	$(35,092)	$1,719	$380,655,869	$6,336,094	$386,991,963

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$14,283,918	$12,523,058
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,345,118	7,783,538
Amortization	781,944	770,295
Provision for doubtful accounts	116,865	180,264
Interest expenses	5,190	8,657
Interest income	(48,563)	(67,297)
Compensation cost of share-based payment transactions	5,666	14,481
Share of the profit of associates and joint ventures accounted for using equity method	(87,298)	(300,526)
Gain on disposal of investments accounted for using equity method	—	(7,409)
Impairment loss on available-for-sale financial assets	—	25,910
Provision for inventory and obsolescence	103,973	53,386
Loss on disposal of financial instruments	—	240
Loss on disposal of property, plant and equipment	6,350	29,100
Loss on disposal of intangible assets	—	20
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(7,061)	288
Loss (gain) on foreign exchange, net	3,705	(113,624)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	148	1,142
Trade notes and accounts receivable	(1,087,488)	(1,545,056)
Accounts receivable from related parties	7,166	20,451
Inventories	1,764,993	165,821
Prepayments	(3,306,907)	(3,383,542)
Other current monetary assets	(185,496)	292,428
Other current assets	(194,703)	302,729
Increase (decrease) in:
Trade notes and accounts payable	(2,565,118)	(3,622,725)
Payables to related parties	(219,022)	(152,314)
Other payables	(1,086,297)	(1,205,451)
Provisions	(45,515)	25,471
Advance receipts	(222,243)	(368,695)
Other current liabilities	(568)	(128,225)
Deferred revenue	(83,407)	319,098
Net defined benefit plans	(8,774,911)	99,942

Cash generated from operations	6,510,439	11,721,455

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2016	2015
Interest paid	$(5,225)	$(8,775)
Income tax refunded (paid)	(15,156)	72,543

Net cash provided by operating activities	6,490,058	11,785,223

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of time deposits and negotiable certificate of deposits with maturities of more than three months	(1,600,000)	(1,000)
Proceeds from disposal of time deposits and negotiable certificate of deposits with maturities of more than three months	1,713,386	135,800
Proceeds from disposal of held-to-maturity financial assets	—	700,000
Acquisition of financial assets carried at cost	(6,388)	—
Proceeds from disposal of financial assets carried at cost	—	966
Proceeds from disposal of investments accounted for using equity method	—	10,847
Acquisition of property, plant and equipment	(3,385,048)	(5,531,847)
Proceeds from disposal of property, plant and equipment	4,352	397
Acquisition of intangible assets	(38,598)	(74,653)
Decrease in other noncurrent assets	168,413	238,547
Interest received	49,486	68,850

Net cash used in investing activities	(3,094,397)	(4,452,093)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	—	1,050,000
Repayment of short-term loans	(40,000)	(1,054,400)
Repayment of long-term loans	(100,000)	(50,000)
Decrease in customers’ deposits	(302,623)	(123,227)
Increase in other noncurrent liabilities	74,763	74,194
Partial disposal of interests in subsidiaries without losing control	83,628	45,128
Change in other noncontrolling interests	1,175,509	—

Net cash generated from (used in) financing activities	891,277	(58,305)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(13,492)	(32,963)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,273,446	7,241,862
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	30,271,423	23,559,603

CASH AND CASH EQUIVALENTS, END OF PERIOD	$34,544,869	$30,801,465

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2016 AND 2015

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on May 10, 2016.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2015. Please refer to the consolidated financial statements for the year ended December 31, 2015 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Auditing Standard 34 “Interim Financial Reporting” as endorsed by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2016	December 31, 2015	March 31, 2015	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	29	29	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunication equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	International telecommunication facilities, internet data center (“IDC”), network integration, and communications integration services	69	69	69
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	56	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication engineering, sales agent of mobile phone plan application and other business services	100	100	100
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	89	89	—	b.
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	—	c.

Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	—	b.
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	—	b.

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication and internet service	100	100	100
	Chief International Corp. (“CIC”)	Investment	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Internet and communication service	49	49	—	d.

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2016	December 31, 2015	March 31, 2015	Note
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd. (“CEI”)	E-book publishing and copyright negotiation of digital music	100	100	100	e.

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	41	46	46	f.
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100	100

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	100	100	100

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100	100	g.

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Maintenance of information and communication technologies products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	100	100	100

Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100

Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Providing intelligent energy saving solution and intelligent buildings services	75	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Providing intelligent buildings and smart home services	51	51	51	h.

Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100

(Concluded)

a.	The Company owns 29% equity shares of SENAO. However, the Company has four out of seven seats of the Board of Directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements. The Company’s equity ownership of SENAO increased due to SENAO’s purchase of its treasury stock in June 2015 and July 2015. The Company owned 28.18%, 29.31% and 29.31% equity shares of SENAO as of March 31, 2015, December 31, 2015 and March 31, 2016, respectively.

b.	SENAO acquired 70% equity shares of Youth in September 2015. SENAO participated in Youth’s cash capital increase in December 2015; therefore, the ownership interests of Youth increased. SENAO owned 89.48% equity shares of Youth as of March 31, 2016. Youyi and ISPOT are 100% owned subsidiaries of Youth.

c.	SENAO established a 100% owned subsidiary of Aval in October 2015. Aval mainly engages in sale of information and communication technologies products.

d.	CHIEF invested 49% equity shares of SCT in August 2015. Based on the written agreement between the stockholders, CHIEF has two out of three seats of the Board of Directors of SCT. Therefore, CHIEF has control over SCT and the accounts of SCT are included in the consolidated financial statements.

e.	CEI’s dissolution has been approved by local regulator in January 2016. The liquidation of CEI is still in progress.

f.	CHI disposed of some shares of CHPT in January 2015 and March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016. Therefore, its ownership interest in CHPT decreased to 40.79%. In addition, considering Company’s absolute size, the relative size and the dispersion of shares owned by the other shareholders, the management concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

g.	COI was liquidated in August 2015. CIHC received part of the proceeds from the liquidation.

h.	HXIT’s dissolution has been approved by local regulator in March 2016. HXIT received part of the proceeds from the liquidation in April 2016.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2016:

Other Significant Accounting Policies

a.	Retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2015.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

The Company has not applied the following International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financial Reporting Interpretation Committee Interpretations (IFRIC), and Standing Interpretation Committee Interpretations (SIC) (collectively, the “IFRSs”) issued by the International Accounting Standards Board (IASB) but not yet endorsed by the FSC.

On March 10, 2016, the FSC announced the scope of IFRSs to be endorsed and will take effect from January 1, 2017. The scope includes all IFRSs that were issued by the IASB before January 1, 2016 and have effective dates on or before January 1, 2017, which means the scope excludes those that are not yet effective as of January 1, 2017 such as IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” and those with undetermined effective date. In addition, the FSC announced that the public companies in Taiwan should apply IFRS 15 starting January 1, 2018. As of the date the consolidated financial statements were authorized for issue, the FSC has not announced the effective dates of other new, amended and revised standards and interpretations.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)
Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)

Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014

Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)

IFRS 9	Financial Instruments	January 1, 2018

Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB

Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016

Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016

IFRS 14	Regulatory Deferral Accounts	January 1, 2016

IFRS 15	Revenue from Contracts with Customers	January 1, 2018

Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018

IFRS 16	Leases	January 1, 2019

Amendment to IAS 1	Disclosure Initiative	January 1, 2016

Amendment to IAS 7	Disclosure Initiative	January 1, 2017

Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2017

Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016

Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014

Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014

IFRIC 21	Levies	January 1, 2014

Note 1:	Unless stated otherwise, the above amendments and interpretations are effective for annual periods beginning on or after their respective effective dates.
Note 2:	The amendment to IFRS 2 applies to share-based payment transactions with grant date on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations with acquisition date on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.
Note 3:	The amendment to IFRS 5 is applied prospectively to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016; the remaining amendments are effective for annual periods beginning on or after January 1, 2016.

Except for the following items, the application of the above new, revised or amended standards and interpretations will not have material impact on the Company’s consolidated financial statements:

a.	IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

1)	Identify the contract with the customer;

2)	Identify the performance obligations in the contract;

3)	Determine the transaction price;

4)	Allocate the transaction price to the performance obligations in the contracts; and

5)	Recognize revenue when the entity satisfies a performance obligation.

Upon the application of IFRS 15, the Company will allocate the transaction price to each performance obligation identified in the contract on a relative stand-alone selling price basis.

Incremental costs of obtaining a contract will be recognized as an asset to the extent the Company expects to recover those costs. Such asset will be amortized on a basis that is consistent with the transfer to the customer of the goods or services to which the asset relates. This will lead to the later recognition of charges for certain customer-obtaining costs.

The amendments to IFRS 15 clarify how to (1) identify performance obligation; (2) determine whether a company is a principal or an agent; and (3) determine whether the revenue from granting a license should be recognized at a point in time or over time.

When IFRS 15 is effective, the Company may elect to apply this Standard and the related amendments either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

b.	IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability and discloses such amounts in the footnotes; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Company as lessor.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the abovementioned impact, as of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2016	December 31, 2015	March 31, 2015
Cash
Cash on hand	$296,239	$333,544	$211,630
Bank deposits	9,698,767	7,615,595	5,347,184

	9,995,006	7,949,139	5,558,814

Cash equivalents (investments with maturities of less than three months)
Commercial paper	18,311,390	11,914,066	15,018,453
Negotiable certificate of deposit	5,300,000	7,600,000	9,200,000
Time deposits	938,473	2,808,218	1,024,198

	24,549,863	22,322,284	25,242,651

	$34,544,869	$30,271,423	$30,801,465

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Bank deposits	0.00%-1.10%	0.00%-1.10%	0.00%-0.95%
Commercial paper	0.29%-0.38%	0.35%-0.41%	0.58%-0.62%
Negotiable certificate of deposit	0.28%-0.45%	0.36%-0.45%	0.58%-0.80%
Time deposits	0.55%-3.90%	0.55%-3.80%	0.32%-5.30%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2016	December 31, 2015	March 31, 2015
Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$8,691	$163	$193

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,615	$—	$481

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(In Thousands)
March 31, 2016

Forward exchange contracts - buy	EUR/NT$	2016.06-09	EUR16,925/NT$609,017
Forward exchange contracts - buy	US$/NT$	2016.04	US$6,440/NT$209,498

December 31, 2015

Forward exchange contracts - buy	EUR/NT$	2016.03-06	EUR18,301/NT$658,545
Forward exchange contracts - buy	US$/NT$	2016.01	US$803/NT$26,403

March 31, 2015

Forward exchange contracts - buy	US$/NT$	2015.04	US$6,156/NT$193,505

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS - NONCURRENT

	March 31, 2016	December 31, 2015	March 31, 2015
Equity securities
Domestic and foreign listed stocks	$3,118,807	$3,242,827	$4,316,492

The Company evaluated and concluded that there was no indication that available-for-sale financial assets were impaired; therefore, no impairment loss was recognized for the three months ended for March 31, 2016. CHI evaluated and concluded its available-for-sale financial assets were partially impaired and recorded an impairment loss of $25,910 thousand for the three months ended March 31, 2015.

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31, 2016	December 31, 2015	March 31, 2015
Corporate bonds	$3,868,776	$3,870,540	$6,029,794
Bank debentures	150,000	150,000	750,230

	$4,018,776	$4,020,540	$6,780,024

Current	$2,729,012	$1,880,739	$2,754,230
Noncurrent	1,289,764	2,139,801	4,025,794

	$4,018,776	$4,020,540	$6,780,024

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Corporate bonds

Par value	$3,865,000	$3,865,000	$6,015,000

Nominal interest rate	1.18%-2.49%	1.18%-2.49%	1.18%-2.49%
Effective interest rate	1.15%-1.54%	1.15%-1.54%	1.15%-1.58%
Average remaining maturity life	0.78 year	1.04 years	1.14 years

Bank debentures

Par value	$150,000	$150,000	$750,000

Nominal interest rate	1.25%	1.25%	1.25%-1.60%
Effective interest rate	1.25%	1.25%	1.25%-1.40%
Average remaining maturity life	1.16 years	1.41 years	0.64 year

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2016	December 31, 2015	March 31, 2015
Trade notes and accounts receivable	$29,296,494	$28,260,527	$28,784,191
Less: Allowance for doubtful accounts	(1,402,514)	(1,334,477)	(1,178,416)

	$27,893,980	$26,926,050	$27,605,775

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging analysis for trade notes and accounts receivable as of balance sheet dates were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Non-overdue	$26,057,534	$25,707,830	$24,396,909
Less than 30 days	698,850	732,711	752,792
31-60 days	627,105	346,275	340,597
61-90 days	262,345	241,097	361,840
91-120 days	310,662	192,601	222,661
121-180 days	140,325	121,705	106,334
More than 181 days	1,199,673	918,308	2,603,058

	$29,296,494	$28,260,527	$28,784,191

The above aging analysis was based on days overdue.

At balance sheet dates, the receivables that were past due but not impaired were considered recoverable by the management of the Company. The aging of these receivables as of balance sheet dates was as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Less than 30 days	$146,212	$127,884	$152,753
31-60 days	235,824	16,091	62,194
61-90 days	25,459	95,329	161,371
91-120 days	129,484	57,939	5,037
121-180 days	1,166	1,762	7,082
More than 181 days	15,914	19,823	20,750

	$554,059	$318,828	$409,187

The above aging analysis was based on days overdue.

Movements of the allowance for doubtful accounts were as follows:

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total
Balance on January 1, 2015	$276,659	$772,743	$1,049,402
Add: Provision for doubtful accounts	8,014	165,211	173,225
Deduct: Amounts written off	—	(44,211)	(44,211)

Balance on March 31, 2015	$284,673	$893,743	$1,178,416

Balance on January 1, 2016	$364,841	$969,636	$1,334,477
Add: Provision for doubtful accounts	50,752	65,095	115,847
Deduct: Amounts written off	(534)	(47,276)	(47,810)

Balance on March 31, 2016	$415,059	$987,455	$1,402,514

11.	INVENTORIES

	March 31, 2016	December 31, 2015	March 31, 2015
Merchandise	$3,962,115	$5,848,527	$3,883,395
Project in process	633,186	697,181	814,899
Work in process	146,672	100,445	53,060
Raw materials	105,996	70,792	79,887

	4,847,969	6,716,945	4,831,241
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	64,522	64,512	47,328

	$6,911,224	$8,780,190	$6,877,302

The operating costs related to inventories were $12,573,023 thousand (including the valuation loss on inventories of $103,973 thousand) and $13,032,016 thousand (including the valuation loss on inventories of $53,386 thousand) for the three months ended March 31, 2016 and 2015, respectively.

As of March 31, 2016, December 31, 2015 and March 31, 2015, inventories of $2,063,255 thousand, $2,063,245 thousand and $2,046,061 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress on March 31, 2016, December 31, 2015 and March 31, 2015 was for Qingshan Sec., Dayuan Dist., Taoyuan City project.

12.	PREPAYMENTS

	March 31, 2016	December 31, 2015	March 31, 2015
Prepaid rents	$3,296,086	$3,275,192	$3,248,515
Prepaid salary and bonus	3,141,216	4,512	3,193,545
Others	3,150,444	3,001,135	2,890,278

	$9,587,746	$6,280,839	$9,332,338

Current
Prepaid salary and bonus	$3,141,216	$4,512	$3,193,545
Prepaid rents	1,109,656	1,032,869	1,070,437
Others	1,832,234	1,631,640	1,545,275

	$6,083,106	$2,669,021	$5,809,257

Noncurrent
Prepaid rents	$2,186,430	$2,242,323	$2,178,078
Others	1,318,210	1,369,495	1,345,003

	$3,504,640	$3,611,818	$3,523,081

13.	OTHER CURRENT MONETARY ASSETS

	March 31, 2016	December 31, 2015	March 31, 2015
Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,172,296	$2,285,682	$2,480,167
Others	1,200,420	1,015,101	412,387

	$3,372,716	$3,300,783	$2,892,554

The annual yield rates of time deposits and negotiable certificates of deposit with maturities of more than three months were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-3.50%	0.11%-3.50%	0.11%-3.10%

14.	FINANCIAL ASSETS CARRIED AT COST

	March 31, 2016	December 31, 2015	March 31, 2015
Non-listed stocks
Domestic	$1,990,077	$1,990,077	$2,104,029
Foreign	284,061	277,792	260,963

	$2,274,138	$2,267,869	$2,364,992

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 38). Since the fair value cannot be reliably measured due to the range of reasonable fair value estimates was so significant, the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet dates.

CHI disposed financial assets carried at cost with carrying amounts of $1,206 thousand and recognized the disposal loss of $240 thousand for the three months ended March 31, 2015.

The Company evaluated and concluded that there was no indication that financial assets carried at cost were impaired; therefore, no impairment loss was recognized for the three months ended March 31, 2016 and 2015, respectively.

15.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Principal Place of Business	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries		March 31, 2016	December 31, 2015	March 31, 2015
SENAO	Taiwan	71%	71%	72%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Three Months Ended March 31		March 31,	December 31,	March 31,
	2016	2015	2016	2015	2015
SENAO	$176,791	$106,033	$4,288,519	$4,116,412	$4,278,159

Individually immaterial subsidiaries with noncontrolling interests			2,047,575	1,152,663	982,337

			$6,336,094	$5,269,075	$5,260,496

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represents amounts before intracompany eliminations.

	March 31, 2016	December 31, 2015	March 31, 2015
Current assets	$7,152,496	$7,422,739	$7,810,227
Noncurrent assets	2,782,700	2,783,123	2,512,157
Current liabilities	(3,814,333)	(4,324,620)	(4,325,741)
Noncurrent liabilities	(135,823)	(137,661)	(91,884)

Equity	$5,985,040	$5,743,581	$5,904,759

Equity attributable to the parent	$1,696,521	$1,627,169	$1,626,600
Equity attributable to noncontrolling interests	4,288,519	4,116,412	4,278,159

	$5,985,040	$5,743,581	$5,904,759

	Three Months Ended March 31
	2016	2015
Revenues and income	$8,580,377	$9,220,106
Costs and expenses	8,330,327	9,072,974

Profit for the period	$250,050	$147,132

Profit attributable to the parent	$73,259	$41,099
Profit attributable to the noncontrolling interests	176,791	106,033

Profit for the period	$250,050	$147,132

Other comprehensive loss attributable to the parent	$(3,852)	$(2,447)

Other comprehensive loss attributable to the noncontrolling interests	(9,473)	(6,357)

	$(13,325)	$(8,804)

Total comprehensive income attributable to the parent	$69,407	$38,652
Total comprehensive income attributable to the noncontrolling interests	167,318	99,676

	$236,725	$138,328

Net cash flow from operating activities	$435,713	$207,922
Net cash flow from investing activities	5,704	140
Net cash flow from financing activities	(739)	(2,510)

Net cash inflow	$440,678	$205,552

b.	Equity transactions with noncontrolling interests

CHI disposed of some shares of CHPT in January 2015 and March 2016. Furthermore, CHI did not participate in the capital increase of CHPT in March 2016. Therefore, its ownership interest in CHPT decreased to 40.79%.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

	CHI
	Three Months Ended March 31
	2016		2015
	CHI did not participate in the capital increase of CHPT	CHI Disposed Some Shares of CHPT	CHI Disposed Some Shares of CHPT
Cash consideration received from noncontrolling interest	$1,175,509	$83,628	$45,128
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(785,769)	(25,422)	(18,484)

Differences arising from equity transaction	$389,740	$58,206	$26,644

Line items for equity transaction adjustment

Additional paid-in capital - difference between consideration received and the carrying amount of the subsidiaries’ net assets upon actual disposal	$—	$58,206	$26,644

Additional paid-in capital - arising from changes in equities of subsidiaries	$389,740	$—	$—

16.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	March 31, 2016	December 31, 2015	March 31, 2015
Investments in associates	$2,995,062	$2,917,625	$3,007,345
Investments in joint ventures	199,776	227,379	247,916

	$3,194,838	$3,145,004	$3,255,261

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	March 31, 2016	December 31, 2015	March 31, 2015
Listed

Senao Networks, Inc. (“SNI”)	$918,719	$866,696	$811,003

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	519,964	494,727	584,038
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	409,724	374,487	463,178
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	305,987	315,762	295,581
International Integrated System, Inc. (“IISI”)	299,834	301,861	287,560
Skysoft Co., Ltd. (“SKYSOFT”)	133,960	137,792	146,042
KingwayTek Technology Co., Ltd. (“KWT”)	117,130	119,419	76,713
So-net Entertainment Taiwan Limited (“So-net”)	116,211	105,844	98,096
Taiwan International Ports Logistics Corporation (“TIPL”)	63,648	68,927	77,943
Click Force Co., Ltd. (“CF”)	38,142	38,914	37,613
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	36,446	41,922	64,333
HopeTech Technologies Limited (“HopeTech”)	21,618	35,938	31,694
Alliance Digital Tech Co., Ltd. (“ADT”)	13,679	15,336	19,426
MeWorks LIMITED (HK) (“MeWorks”)	—	—	8,875
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	—	5,250
Panda Monium Company Ltd.	—	—	—

	$2,995,062	$2,917,625	$3,007,345

At the end of the reporting periods, the percentages of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Rights
	March 31, 2016	December 31, 2015	March 31, 2015
Senao Networks, Inc. (“SNI”)	34	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
International Integrated System, Inc. (“IISI”)	33	33	33

		(Continued)

	% of Ownership and Voting Rights
	March 31, 2016	December 31, 2015	March 31, 2015
Skysoft Co., Ltd. (“SKYSOFT”)	30	30	30
Kingwaytek Technology Co., Ltd. (“KWT”)	26	26	26
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Click Force Co., Ltd. (“CF”)	49	49	49
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	26	26
HopeTech Technologies Limited (“HopeTech”)	45	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	13	13	13
MeWorks LIMITED (HK) (“MeWorks”)	20	20	20
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	—	—	49
Panda Monium Company Ltd.	—	—	43

		(Concluded)

None of the above associates is considered individually material to the Company. Aggregate information of associates that are not individually material was as follows:

	Three Months Ended March 31
	2016	2015
The Company’s share of the profit	$114,911	$309,276
The Company’s share of other comprehensive income (loss)	(1,592)	610

The Company’s share of total comprehensive income	$113,319	$309,886

The Level 1 fair values based on the closing market prices of SNI as of the balance sheet dates were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
SNI	$3,465,018	$3,556,203	$3,348,965

Chunghwa sold its partial ownership interest in KWT in January 2015. The gain on disposal of KWT was $7,409 thousand.

Sertec completed its liquidation in June 2015. CHI received the proceeds from disposal in July 2015.

CHI disposed all ownership interest in Panda Monium Company Ltd. in September 2015.

The Company’s share of profit (loss) and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

b.	Investments in joint ventures

Investments in joint ventures were as follows:

	Carrying Amount			% of Ownership and Voting Rights
	March 31, 2016	December 31, 2015	March 31, 2015	March 31, 2016	December 31, 2015	March 31, 2015
Non-listed

Huada Digital Corporation (“HDD”)	$179,481	$206,737	$216,257	50	50	50
Chunghwa Benefit One Co., Ltd. (“CBO”)	20,295	20,642	31,659	50	50	50

	$199,776	$227,379	$247,916

In March 2016, the shareholders of HDD approved that HDD would start its dissolution from March 31, 2016. The liquidation of HDD is still in process.

None of the above joint ventures is considered individually material to the Company. Summarized financial information of joint ventures that was not material to the Company was as follows:

	Three Months Ended March 31
	2016	2015
The Company’s share of loss	$(27,613)	$(8,750)
The Company’s share of other comprehensive income	—	—

The Company’s share of total comprehensive loss	$(27,613)	$(8,750)

The Company’s share of loss of joint ventures was recorded based on the reviewed financial statements.

17.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost

Balance on January 1, 2015	$102,773,786	$1,557,544	$67,600,416	$15,318,187	$695,075,672	$3,824,783	$8,643,904	$20,929,731	$915,724,023
Additions	—	—	7,467	5,564	8,259	—	37,103	3,610,674	3,669,067
Disposal	—	—	—	(38,588)	(2,730,099)	(25,529)	(97,124)	—	(2,891,340)
Effect of foreign exchange differences	—	—	—	(482)	(19,199)	(18)	(1,413)	—	(21,112)
Others	6,733	(38)	20,098	38,576	6,780,157	825	17,695	(6,896,705)	(32,659)

Balance on March 31, 2015	$102,780,519	$1,557,506	$67,627,981	$15,323,257	$699,114,790	$3,800,061	$8,600,165	$17,643,700	$916,447,979

Accumulated depreciation and impairment

Balance on January 1, 2015	$—	$(1,145,434)	$(23,202,169)	$(11,307,939)	$(568,767,123)	$(2,207,400)	$(6,443,615)	$—	$(613,073,680)
Depreciation expenses	—	(13,496)	(313,974)	(373,141)	(6,752,090)	(151,345)	(175,012)	—	(7,779,058)
Disposal	—	—	—	36,076	2,725,620	25,499	74,648	—	2,861,843
Effect of foreign exchange differences	—	—	—	289	3,389	15	849	—	4,542
Others	—	2	807	(224)	(41,184)	(3,983)	10	—	(44,572)

Balance on March 31, 2015	$—	$(1,158,928)	$(23,515,336)	$(11,644,939)	$(572,831,388)	$(2,337,214)	$(6,543,120)	$—	$(618,030,925)

Balance on January 1, 2015, net	$102,773,786	$412,110	$44,398,247	$4,010,248	$126,308,549	$1,617,383	$2,200,289	$20,929,731	$302,650,343

Balance on March 31, 2015, net	$102,780,519	$398,578	$44,112,645	$3,678,318	$126,283,402	$1,462,847	$2,057,045	$17,643,700	$298,417,054

								(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total
Cost

Balance on January 1, 2016	$102,747,140	$1,575,270	$67,789,742	$14,995,890	$705,371,587	$3,815,372	$8,736,898	$20,402,328	$925,434,227
Additions	—	—	2,720	5,953	18,372	—	17,779	2,555,257	2,600,081
Disposal	(1,645)	(5,780)	(33,733)	(141,786)	(2,192,228)	(10,939)	(61,620)	—	(2,447,731)
Effect of foreign exchange differences	—	—	—	(757)	(38,363)	5	(2,072)	—	(41,187)
Others	—	1,083	(4,923)	41,478	4,505,506	—	41,789	(4,555,274)	29,659

Balance on March 31, 2016	$102,745,495	$1,570,573	$67,753,806	$14,900,778	$707,664,874	$3,804,438	$8,732,774	$18,402,311	$925,575,049

Accumulated depreciation and impairment

Balance on January 1, 2016	$—	$(1,203,409)	$(24,420,559)	$(11,714,869)	$(582,205,048)	$(2,750,230)	$(6,740,966)	$—	$(629,035,081)
Depreciation expenses	—	(13,154)	(317,856)	(341,548)	(6,370,099)	(138,778)	(158,999)	—	(7,340,434)
Disposal	—	5,780	33,733	141,241	2,189,618	10,878	55,779	—	2,437,029
Effect of foreign exchange differences	—	—	—	520	8,460	(3)	1,044	—	10,021
Others	—	(370)	6,020	(17,501)	8,229	(3,325)	(9,569)	—	(16,516)

Balance on March 31, 2016	$—	$(1,211,153)	$(24,698,662)	$(11,932,157)	$(586,368,840)	$(2,881,458)	$(6,852,711)	$—	$(633,944,981)

Balance on January 1, 2016, net	$102,747,140	$371,861	$43,369,183	$3,281,021	$123,166,539	$1,065,142	$1,995,932	$20,402,328	$296,399,146

Balance on March 31, 2016, net	$102,745,495	$359,420	$43,055,144	$2,968,621	$121,296,034	$922,980	$1,880,063	$18,402,311	$291,630,068

								(Concluded)

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the three months ended for March 31, 2016 and 2015, respectively.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	2-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-6 years
Mechanical and air conditioner equipment	3-16 years
Others	2-10 years

18.	INVESTMENT PROPERTIES

Cost

Balance on January 1, 2015	$8,883,051
Reclassification	54,103

Balance on March 31, 2015	$8,937,154

Accumulated depreciation and impairment

Balance on January 1, 2015	$(1,262,197)
Depreciation expense	(4,480)
Reclassification	(155)

Balance on March 31, 2015	$(1,266,832)

Balance on January 1, 2015, net	$7,620,854

Balance on March 31, 2015, net	$7,670,322

Cost

Balance on January 1 and March 31, 2016	$9,057,992

Accumulated depreciation and impairment

Balance on January 1, 2016	$(1,155,587)
Depreciation expense	(4,684)

Balance on March 31, 2016	$(1,160,271)

Balance on January 1, 2016, net	$7,902,405

Balance on March 31, 2016, net	$7,897,721

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair value of the Company’s investment properties as of December 31, 2015 and 2014 was determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the above mentioned appraisal reports as the basis to determine the fair value as of March 31, 2016 and 2015 because there was no material change in the economic environment and the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Fair value	$17,694,498	$17,694,498	$17,257,051

Overall capital interest rate	1.49%-2.28%	1.49%-2.28%	1.54%-2.36%
Profit margin ratio	10%-20%	10%-20%	10%-20%
Discount rate	1.21%-1.28%	1.21%-1.28%	1.36%
Capitalization rate	0.44%-1.73%	0.44%-1.73%	0.44%-1.65%

All of the Company’s investment properties are held under freehold interest.

19.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2015	$49,254,000	$3,192,652	$180,631	$150,565	$52,777,848
Additions-acquired separately	—	74,467	—	186	74,653
Disposal	—	(161,080)	—	—	(161,080)
Effect of foreign exchange difference	—	(147)	—	—	(147)

Balance on March 31, 2015	$49,254,000	$3,105,892	$180,631	$150,751	$52,691,274

Accumulated amortization and impairment

Balance on January 1, 2015	$(8,103,833)	$(1,793,470)	$(18,055)	$(37,864)	$(9,953,222)
Amortization expenses	(625,992)	(142,479)	—	(1,824)	(770,295)
Disposal	—	161,060	—	—	161,060
Effect of foreign exchange difference	—	180	—	—	180

Balance on March 31, 2015	$(8,729,825)	$(1,774,709)	$(18,055)	$(39,688)	$(10,562,277)

Balance on January 1, 2015, net	$41,150,167	$1,399,182	$162,576	$112,701	$42,824,626

Balance on March 31, 2015, net	$40,524,175	$1,331,183	$162,576	$111,063	$42,128,997

Cost

Balance on January 1, 2016	$59,209,000	$3,248,628	$236,200	$408,881	$63,102,709
Additions-acquired separately	—	38,268	—	330	38,598
Disposal	—	(699)	—	—	(699)
Effect of foreign exchange difference	—	(34)	—	—	(34)

Balance on March 31, 2016	$59,209,000	$3,286,163	$236,200	$409,211	$63,140,574

Accumulated amortization and impairment

Balance on January 1, 2016	$(10,607,800)	$(1,982,992)	$(18,055)	$(47,084)	$(12,655,931)
Amortization expenses	(633,597)	(143,129)	—	(5,218)	(781,944)
Disposal	—	699	—	—	699
Effect of foreign exchange difference	—	72	—	—	72

Balance on March 31, 2016	$(11,241,397)	$(2,125,350)	$(18,055)	$(52,302)	$(13,437,104)

Balance on January 1, 2016, net	$48,601,200	$1,265,636	$218,145	$361,797	$50,446,778

Balance on March 31, 2016, net	$47,967,603	$1,160,813	$218,145	$356,909	$49,703,470

For long-term business development, Chunghwa participated in mobile broadband license (4G license) in 2.5 and 2.6 GHz bands bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $9,955,000 thousand in December 2015.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method from the date operations commence through the date the license expires. The carrying amount of 3G concession fee will be fully amortized by December 2018, and 4G concession fees will be fully amortized by December 2030 and December 2033.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

20.	OTHER ASSETS

	March 31, 2016	December 31, 2015	March 31, 2015
Spare parts	$1,727,917	$1,875,759	$2,648,594
Refundable deposits	2,126,630	2,198,378	2,498,232
Other financial assets	1,000,000	1,000,000	1,000,000
Others	3,091,545	2,848,130	2,163,279

	$7,946,092	$7,922,267	$8,310,105

Current
Spare parts	$1,727,917	$1,875,759	$2,648,594
Others	802,707	460,162	268,076

	$2,530,624	$2,335,921	$2,916,670

Noncurrent
Refundable deposits	$2,126,630	$2,198,378	$2,498,232
Other financial assets	1,000,000	1,000,000	1,000,000
Others	2,288,838	2,387,968	1,895,203

	$5,415,468	$5,586,346	$5,393,435

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

21.	HEDGING DERIVATIVE INSTRUMENTS

	March 31, 2016	December 31, 2015	March 31, 2015
Hedge on derivative financial assets

Cash flow hedge - forward exchange contracts	$1,719	$498	$—

Chunghwa’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers, and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. For the three months ended March 31, 2016 and 2015, gain arising from changes in fair value of the hedged items recognized in other comprehensive income was $1,221 thousand and $283 thousand, respectively. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

As of March 31, 2016, Chunghwa expected part of the equipment purchase transactions will not occur and reclassified the related gain of $758 thousand arising from the forward exchange contracts of the aforementioned transactions from equity to profit or loss. No such situation occurred in the first quarter of 2015.

The outstanding forward exchange contracts at the balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
March 31, 2016

Forward exchange contracts - buy	EUR/NT$	2016.06	EUR5,870/NT$213,395

December 31, 2015

Forward exchange contracts - buy	EUR/NT$	2016.03-06	EUR8,532/NT$306,435

As of March 31, 2015, Chunghwa had no outstanding forward exchange contracts applied for hedge accounting.

Loss (gain) arising from the hedging derivative instruments that have been reclassified from equity to initial cost of the property, plant and equipment were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Construction in progress and advances related to acquisition of equipment	$(3,515)	$(18,805)	$6,638

22.	SHORT-TERM LOANS

	March 31, 2016	December 31, 2015	March 31, 2015
Unsecured loans	$70,000	$110,000	$560,000

Annual interest rates	2.15%-2.35%	1.29%-2.40%	1.24%-2.40%

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31, 2016	December 31, 2015	March 31, 2015
Secured loans (Note 40)	$1,650,000	$1,750,000	$1,850,000
Less: Current portion of long-term loans	(3,526)	(7,692)	—

	$1,646,474	$1,742,308	$1,850,000

The annual interest rates of loans were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Secured loans	0.98%-1.29%	1.11%-1.36%	1.14%-1.50%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED has made an early repayment of $50,000 thousand in April 2015. LED obtained another secured loan from Chang Hwa Bank in December 2012 in the amount of $400,000 thousand which will be due in December 2017; LED has made an early repayment of $350,000 thousand and $50,000 thousand in 2013 and January 2015, respectively.

CHPT entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest will be paid monthly, amortization of principle will begin in May 2016, and the contract will expire in April 2029. CHPT made early repayments of $148,000 thousand, $50,000 thousand and $100,000 thousand from September to December 2014, November 2015 and in March 2016, respectively.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	March 31, 2016	December 31, 2015	March 31, 2015
Trade notes and accounts payable	$13,728,248	$16,300,993	$14,875,274

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	March 31, 2016	December 31, 2015	March 31, 2015
Accrued salary and compensation	$7,486,532	$10,429,648	$6,458,405
Accrued remuneration to employees, bonus to employees and remuneration to directors and supervisors	2,743,531	2,190,085	2,123,083
Accrued franchise fees	1,739,947	1,401,490	1,942,379
Payables to equipment suppliers	1,664,061	1,540,532	870,370
Amounts collected for others	1,417,169	1,406,000	1,289,497
Accrued maintenance costs	958,772	997,833	941,113
Payables to contractors	563,667	1,451,584	1,116,113
Others	7,049,610	6,069,794	6,438,983

	$23,623,289	$25,486,966	$21,179,943

26.	PROVISIONS

	March 31, 2016	December 31, 2015	March 31, 2015
Warranties	$166,546	$213,114	$235,198
Employee benefits	31,131	30,108	57,475
Others	4,712	4,682	4,832

	$202,389	$247,904	$297,505

Current	$143,166	$189,746	$211,347
Noncurrent	59,223	58,158	86,158

	$202,389	$247,904	$297,505

	Warranties	Employee Benefits	Others	Total
Balance on January 1, 2015	$211,633	$55,569	$4,832	$272,034
Additional provisions recognized	178,041	1,906	—	179,947
Used during the period	(154,476)	—	—	(154,476)

Balance on March 31, 2015	$235,198	$57,475	$4,832	$297,505

Balance on January 1, 2016	$213,114	$30,108	$4,682	$247,904
Additional provisions recognized	14,258	1,087	30	15,375
Used during the period	(60,826)	(64)	—	(60,890)

Balance on March 31, 2016	$166,546	$31,131	$4,712	$202,389

a.	The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

27.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards amounting to $1,042,606 thousand as of March 31, 2016.

28.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law revised in February 2015, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. Chunghwa contributed $8,842,925 thousand to its pension fund on March 31, 2016.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2015 and 2014 were as follows:

	Three Months Ended March 31
	2016	2015
Operating costs	$433,936	$448,890
Marketing expenses	208,360	212,327
General and administrative expenses	38,924	41,555
Research and development expenses	24,536	25,641

	$705,756	$728,413

29.	EQUITY

a.	Share capital

1)	Common stocks

	March 31, 2016	December 31, 2015	March 31, 2015
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents 10 common stocks) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common stocks in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common stocks of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common stocks in the form of ADS amounting to 302,478 thousand units. As of March 31, 2016, the outstanding ADSs were 369,176 thousand common stocks, which equaled 36,918 thousand units and represented 4.76% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustment of additional paid-in capital for the three months ended March 31, 2016 and 2015 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates and Joint Ventures Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution Due to Privatization	Total
Balance on January 1, 2015	$147,329,386	$43,648	$13,653	$—	$13,170	$20,648,078	$168,047,935
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(885)	—	—	—	—	(885)
Partial disposal of interests in subsidiaries	—	—	—	26,644	—	—	26,644

Balance on March 31, 2015	$147,329,386	$42,763	$13,653	$26,644	$13,170	$20,648,078	$168,073,694

Balance on January 1, 2016	$147,329,386	$78,053	$284	$26,644	$13,170	$20,648,078	$168,095,615
Change in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	—	(446)	—	—	—	—	(446)
Partial disposal of interests in subsidiaries	—	—	—	58,206	—	—	58,206
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	—	—	389,740	—	—	—	389,740
Share-based payment transactions of subsidiaries	—	—	6	—	—	—	6

Balance on March 31, 2016	$147,329,386	$77,607	$390,030	$84,850	$13,170	$20,648,078	$168,543,121

Additional paid-in capital may be utilized to offset deficits. However, the additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits. Movements of additional paid-in capital from investments in associates and joint ventures accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

In accordance with the amendments to the Company Act of the ROC in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to Chunghwa’s Articles of Incorporation had been proposed by Chunghwa’s Board of Directors on March 11, 2016 and are subject to the resolution of the shareholders in their meeting to be held on June 24, 2016. Information on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended March 31, 2016 and 2015, and the actual distribution for 2015 and 2014, please refer to Note 31.a.7) - Employee benefit expenses.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of the 2015 earnings of Chunghwa had been proposed by the Chunghwa’s Board of Directors on March 11, 2016 and the appropriations of the 2014 earnings of Chunghwa approved by the stockholders’ meeting on June 26, 2015 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2015	For Fiscal Year 2014	For Fiscal Year 2014	For Fiscal Year 2013
Legal reserve	$—	$680,743
Special reserve	—	(144,005)
Cash dividends	42,551,146	37,673,263	$5.49	$4.86

Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Three Months Ended March 31
	2016	2015
Beginning balance	$90,964	$739,988
Unrealized gain (loss) on available-for-sale financial assets	(124,877)	449,097
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	(1,179)	(2,962)
Amount reclassified from equity to profit or loss on impairment	—	(23,060)

Ending balance	$(35,092)	$1,163,063

e.	Noncontrolling interests

	Three Months Ended March 31
	2016	2015
Beginning balance	$5,269,075	$5,085,185
Shares attributed to noncontrolling interests
Net income of current period	259,543	149,368
Exchange differences arising from the translation of the net investment in foreign operations	(9,299)	(6,583)
Unrealized gain (loss) on available-for-sale financial assets	857	2,153
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	(145)	(366)
Share of other comprehensive income of associates accounted for using equity method	(878)	(822)
Changes in additional paid-in capital from investments in associates and joint ventures accounted for using equity method	90	(1,404)
Share-based payment transactions of subsidiaries	5,660	14,481
Partial disposal of interests in subsidiaries	25,422	18,484
Change in additional paid-in capital for not participating in the capital increase of a subsidiary	785,769	—

Ending balance	$6,336,094	$5,260,496

30.	REVENUES

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information was as discussed in Note 44.

31.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Net income

1)	Other income and expenses

	Three Months Ended March 31
	2016	2015
Loss on disposal of property, plant and equipment	$(6,350)	$(29,100)
Loss on disposal of intangible assets	—	(20)

	$(6,350)	$(29,120)

2)	Other income

	Three Months Ended March 31
	2016	2015
Income from Piping Fund	$201,248	$200,000
Rental income	8,445	9,817
Others	155,962	42,867

	$365,655	$252,684

3)	Other gains and losses

	Three Months Ended March 31
	2016	2015
Loss on disposal of financial instruments	$—	$(240)
Net foreign currency exchange gains	6,804	167,131
Gain on disposal of investments accounted for using equity method	—	7,409
Impairment loss on available-for-sale financial assets	—	(25,910)
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	7,061	(288)
Others	(9,690)	(21,844)

	$4,175	$126,258

4)	Impairment loss on financial instruments

	Three Months Ended March 31
	2016	2015
Notes and accounts receivable	$115,847	$173,225

Other receivables	$1,018	$7,039

Available-for-sale financial assets	$—	$25,910

5)	Impairment loss on non-finacial assets

	Three Months Ended March 31
	2016	2015
Inventories	$103,973	$53,386

6)	Depreciation and amortization expenses

	Three Months Ended March 31
	2016	2015
Property, plant and equipment	$7,340,434	$7,779,058
Investment properties	4,684	4,480
Intangible assets	781,944	770,295

Total depreciation and amortization expenses	$8,127,062	$8,553,833

Depreciation expenses summarized by functions
Operating costs	$6,852,041	$7,249,696
Operating expenses	493,077	533,842

	$7,345,118	$7,783,538

Amortization expenses summarized by functions
Operating costs	$693,224	$686,492
Marketing expenses	46,610	44,871
General and administrative expenses	32,330	27,189
Research and development expenses	9,780	11,743

	$781,944	$770,295

7)	Employee benefit expenses

	Three Months Ended March 31
	2016	2015
Post-employment benefit
Defined contribution plans	$130,816	$118,338
Defined benefit plans	705,756	728,413

	836,572	846,751

Share-based payment
Equity-settled share-based payment	5,666	14,481

Other employee benefit
Salaries	6,444,681	6,257,697
Insurance	674,661	652,654
Others	4,006,537	3,680,011

	11,125,879	10,590,362

Total employee benefit expenses	$11,968,117	$11,451,594

Summary by functions
Operating costs	$6,348,470	$6,592,497
Operating expenses	5,619,647	4,859,097

	$11,968,117	$11,451,594

In order to comply with the Company Act as amended in May 2015, the amendments to Chunghwa’s Articles of Incorporation was proposed by the Chunghwa’s Board of Directors on March 11, 2016 which stipulated to distribute employees’ compensation for the three months ended March 31, 2016, at the rates from 1.7% to 4.3% and remuneration to directors for the three months ended March 31, 2016, at the rate no higher than 0.17%, respectively, of pre-tax income. The compensation to the employees and remuneration to the directors for the three months ended March 31, 2015 were accured based on the pre-amended Chunghwa’s Articles of Incorporation.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation or bonuses to the employees and remuneration to the directors of the 2015 and 2014 approved by the Board of Directors and the stockholders’ meeting on March 11, 2016 and June 26, 2015, respectively, were as follows. The compensation to the employees and remuneration to the directors of the 2015 will be presented after approval of amendments of Chunghwa’s Articles of Incorporation in shareholders’ meeting on June 24, 2016.

	2015	2014
	Cash Compensation	Cash Bonus
Compensation or bonus distributed to the employees	$1,927,518	$1,510,068
Remuneration paid to the directors	44,852	39,223

There was no difference between the initial accrual amounts and the amounts proposed in the Board of Directors in 2016 and those resolved in shareholders’ meeting in 2015 of the aforementioned compensation or bonuses to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation or bonuses and remuneration to directors and those approved by the Board of Directors and stockholders is available on the Market Observation Post System website.

b.	Reclassification adjustments of other comprehensive income (loss)

	Three Months Ended March 31
	2016	2015
Unrealized gain (loss) on available-for-sale financial assets
Arising during the current period	$(124,020)	$454,100
Reclassification adjustments
Upon impairment	—	(25,910)

	$(124,020)	$428,190

Cash flow hedges
Gain (loss) arising during the current period	$5,494	$(6,355)
Reclassification adjustments for losses included in profit or loss	(758)	—
Adjusted against the carrying amount of hedged items	(3,515)	6,638

	$1,221	$283

32.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended March 31
	2016	2015
Current tax
Current tax expenses recognized for the current period	$821,626	$2,076,581
Income tax adjustments on prior years	(1,347)	(72,410)
Others	2,091	130

	822,370	2,004,301
Deferred tax
Deferred tax expenses recognized for the current period	1,534,238	(49,036)

Income tax recognized in profit or loss	$2,356,608	$1,955,265

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended March 31
	2016	2015
Deferred tax expense
Unrealized loss on available-for-sale financial assets	$1,324	$3,328

c.	The related information under the Integrated Income Tax System was as follows:

Unappropriated earnings information

As of March 31, 2016, December 31, 2015 and March 31, 2015, all Chunghwa’s unappropriated earnings are generated after the adoption of Integrated Income Tax System.

Imputation credit account

	March 31, 2016	December 31, 2015	March 31, 2015
Balance of Imputation Credit Account (“ICA”)	$7,576,622	$7,576,622	$8,269,026

The creditable ratios for distribution of earnings of 2015 and 2014 were 20.48% (expected ratio) and 20.48%, respectively. Effective from January 1, 2015, the creditable ratio for individual shareholders residing in the Republic of China is half of the original creditable ratio according to the revised Article 66-6 of the Income Tax Law of the ROC.

d.	Income tax examinations

Income tax returns of Chunghwa have been examined by the tax authorities through 2012. Income tax returns of SENAO, CHIEF, CHSI, CHPT, LED and Youth have been examined by the tax authorities through 2013. Income tax returns of CHST, CHYP, Unigate, SFD, ISPOT, Youyi, SHE, CEI, CHI and HHI have been examined by the tax authorities through 2014.

33.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended March 31
	2016	2015
Net income used to compute the basic earnings per share
Net income attributable to the parent	$11,667,767	$10,418,425
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(272)	(380)

Net income used to compute the diluted earnings per share	$11,667,495	$10,418,045

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended March 31
	2016	2015
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	16,529	18,428

Weighted average number of common stocks used to compute the diluted earnings per share	7,773,976	7,775,875

Becauce Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of compensation to be distributed to employees in the following year.

34.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$81.40 (Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule is that 50% of option granted will vest two years after the grant date, 75% of option granted will vest three years after the grant date and 100% of option granted will vest four years after the grant date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation costs were $4,663 thousand and $14,481 thousand for the three months ended March 31, 2016 and 2015, respectively.

SENAO modified the plan terms of the outstanding stock options in August, 2015, the exercise price changed from $84.30 to $81.40 per share. The modification did not cause any incremental fair value granted.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31
	2016		2015
	Granted on May 7, 2013		Granted on May 7, 2013
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	7,787	$81.40	9,027	$84.30
Options exercised	—	—	—	—
Options forfeited	(460)	—	(481)	—

Options outstanding at end of the period	7,327	81.40	8,546	84.30

Option exercisable at end of the period	3,664	81.40	—	—

As of March 31, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$81.40	7,327	3.10	$81.40	3,664	$81.40

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$81.40	7,787	3.35	$81.40	4,049	$81.40

As of March 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$84.30	8,546	4.10	$84.30	—	$—

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2015.10.22	2015.10.22	2,000	$43.00

Each option is eligible to subscribe for one thousand common stocks when exercisable. Under the terms of the CHIEF Plan, the options are granted at an exercise price equal to $43.00. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

Stock options granted on October 22, 2015 applied IFRS 2. The recognized compensation cost was $987 thousand for the three months ended March 31, 2016.

Information about CHIEF’s outstanding stock options for the three months ended March 31, 2016 was as follows:

	Three months ended March 31, 2016
	Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options

Options outstanding at beginning of the period	2,000	$43.00
Options forfeited	(20)	—

Options outstanding at end of the period	1,980	43.00

Option exercisable at end of the period	—	—

As of March 31, 2016, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$43.00	1,980	4.56	$43.00	—	$—

As of December 31, 2015, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$43.00	2,000	4.81	$43.00	—	$—

CHIEF used the fair value method to evaluate the options using the binomial option pricing model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$39.55
Dividends yield	—
Risk-free interest rate	0.86%
Expected life	5 years
Expected volatility	21.02%
Weighted average fair value of grants (NT$)	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

c.	New shares reserved for subscription by employees under cash injection of CHPT

On December 8, 2015, the Board of Directors of CHPT approved the cash injection to issue 2,787 thousand shares and simultaneously reserved 418 thousand shares for subscription by employees according to the Company Act of the ROC. Furthermore, when the employees do not subscribe some or all of the shares, the Board of Directors of CHPT authorizes the chairman of the Board of Directors to contact specific people or group to subscribe.

The aforementioned options granted to employees are accounted for and measured at fair value in accordance with IFRS 2. The recognized compensation cost was $16 thousand for the three months ended March 31, 2016.

CHPT used the fair value method to evaluate the options granted to employees on March 10, 2016 using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on March 10, 2016
Grant-date share price (NT$)	$302.46
Exercise price (NT$)	$360.00
Dividends yield	—
Risk-free interest rate	0.37%
Expected life	12 days
Expected volatility	37.43%
Weighted average fair value of grants (NT$)	$0.04

Expected volatility was based on the average annualized historical share price volatility of CHPT’s comparable companies before the grant date.

35.	NON-CASH TRANSACTIONS

For the three months ended March 31, 2016 and 2015, the Company entered into the following non-cash investing activities:

	Three Months Ended March 31
	2016	2015
Increase in property, plant and equipment	$2,600,081	$3,669,067
Other payables	784,967	1,862,780

	$3,385,048	$5,531,847

36.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 39 to the consolidated financial statement, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Within one year	$3,079,865	$3,172,484	$2,895,820
Longer than one year but within five years	5,691,697	5,614,320	5,854,980
Longer than five years	1,171,518	1,185,763	1,391,058

	$9,943,080	$9,972,567	$10,141,858

b.	The Company as lessor

The Company leases out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Within one year	$390,719	$398,832	$390,785
Longer than one year but within five years	530,428	526,686	537,899
Longer than five years	356,230	374,400	382,130

	$1,277,377	$1,299,918	$1,310,814

37.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeds from new debt or repayment of debt.

38.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

Except for what disclosed in the following table, the Company considers that the carrying amounts of finanal assets and liablities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated:

March 31, 2016

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$3,868,776	$—	$3,887,895	$—
Bank debentures	150,000	—	149,998	—

	$4,018,776	$—	$4,037,893	$—

December 31, 2015

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$3,870,540	$—	$3,890,730	$—
Bank debentures	150,000	—	149,997	—

	$4,020,540	$—	$4,040,727	$—

March 31, 2015

	Carrying Amount	Fair Value
		Level 1	Level 2	Level 3
Held-to-maturity financial assets
Corporate bonds	$6,029,794	$—	$6,054,541	$—
Bank debentures	750,230	—	750,357	—

	$6,780,024	$—	$6,804,898	$—

The Level 2 fair values are estimated using discounted cash flow models. The models use market-based observable inputs including duration, yield rate and credit rating.

b.	Financial instruments measured at fair value

March 31, 2016

	Level 1	Level 2	Level 3	Total
Financial assets at fair value through profit or loss (FVTPL)
Derivative financial assets	$—	$8,691	$—	$8,691

Hedging derivative financial assets	$—	$1,719	$—	$1,719

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,118,807	$—	$—	$3,118,807

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$1,615	$—	$1,615

December 31, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$163	$—	$163

Hedging derivative financial assets	$—	$498	$—	$498

Available-for-sale financial assets
Domestic and foreign listed securities
Equity investments	$3,242,827	$—	$—	$3,242,827

March 31, 2015

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivative financial assets	$—	$193	$—	$193

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$4,316,492	$—	$—	$4,316,492

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$481	$—	$481

There were no transfers between Levels 1 and 2 for the three months ended March 31, 2016 and 2015.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)	For derivative financial assets and liabilities of forward exchange contracts, fair values are estimated using discounted cash flow model. The model uses market-based observable inputs including foreign exchange rates, and forward and spot prices for currencies to project fair value.

Categories of Financial Instruments

	March 31, 2016	December 31, 2015	March 31, 2015
Financial assets

Measured at FVTPL
Held for trading	$8,691	$163	$193
Hedging derivatives financial assets	1,719	498	—
Held-to-maturity financial assets	4,018,776	4,020,540	6,780,024
Loans and receivables (Note a)	68,973,085	63,738,690	64,858,583
Available-for-sale financial assets (Note b)	5,392,945	5,510,696	6,681,484

Financial liabilities

Measured at FVTPL
Held for trading	1,615	—	481
Measured at amortized cost (Note c)	33,784,799	36,365,152	34,778,817

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other current monetary assets, other financial assets and refundable deposits (classified as other noncurrent assets) which were loans and receivables.

Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting periods are as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Assets
USD	$5,436,685	$4,596,220	$5,789,436
EUR	32,315	47,066	17,395
SGD	60,820	109,520	26,991
RMB	64,345	40,689	167,015
JPY	92,679	245,289	8,075
Liabilities
USD	5,229,508	4,171,693	5,990,090
EUR	1,422,843	1,292,838	704,640
SGD	2,362	2,553	1,822
RMB	67	67	—
JPY	9,570	13,983	5,743

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Assets
USD	$—	$149	$193
EUR	10,410	512	—
Liabilities
USD	1,615	—	481

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Three Months Ended March 31
	2016	2015
Profit or loss
Monetary assets and liabilities (a)
USD	$10,359	$(10,033)
EUR	(69,526)	(34,362)
SGD	2,923	1,258
RMB	3,214	8,351
JPY	4,155	117
Derivatives (b)
USD	(10,364)	9,635
EUR	30,896	—
Equity
Derivatives (c)
EUR	10,716	—

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period;
b)	This is mainly attributable to the forward exchange contracts; and
c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at balance sheet dates were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Fair value interest rate risk
Financial assets	$28,283,247	$26,237,631	$28,888,859
Financial liabilities	70,000	110,000	560,000
Cash flow interest rate risk
Financial assets	9,205,576	6,461,493	4,615,504
Financial liabilities	1,650,000	1,750,000	1,850,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income for the three months ended March 31, 2016 would increase/decrease by $18,889 thousand. This is mainly attributable to the Company’s exposure to floating rates on its financial assets and short-term and long-term loan.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income for the three months ended March 31, 2015 would increase/decrease by $6,914 thousand. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $155,940 thousand as a result of the changes in fair value of available-for-sale financial assets for the three months ended March 31, 2016.

Other comprehensive income would increase/decrease by $215,825 thousand as a result of the changes in fair value of available-for-sale financial assets for the three months ended March 31, 2015.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large consumer base, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Years	Total
March 31, 2016

Non-derivative financial liabilities
Non-interest bearing	—	$35,000,084	$2,190,085	$553,446	$4,551,247	$—	$42,294,862
Floating interest rate instruments	1.11	—	—	3,526	1,646,474	—	1,650,000
Fixed interest rate instruments	2.26	—	—	70,000	—	—	70,000

		$35,000,084	$2,190,085	$626,972	$6,197,721	$—	$44,014,862

December 31, 2015

Non-derivative financial liabilities
Non-interest bearing	—	$40,208,974	$—	$2,190,085	$4,725,826	$—	$47,124,885
Floating interest rate instruments	1.13	—	—	7,692	1,646,154	96,154	1,750,000
Fixed interest rate instruments	1.82	50,000	—	60,000	—	—	110,000

		$40,258,974	$—	$2,257,777	$6,371,980	$96,154	$48,984,885

March 31, 2015

Non-derivative financial liabilities
Non-interest bearing	—	$34,187,785	$1,679,756	$443,327	$4,639,437	$—	$40,950,305
Floating interest rate instruments	1.83	—	—	—	1,705,128	144,872	1,850,000
Fixed interest rate instruments	1.30	—	530,000	30,000	—	—	560,000

		$34,187,785	$2,209,756	$473,327	$6,344,565	$144,872	$43,360,305

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
March 31, 2016

Gross settled

Forward exchange contracts
Inflow	$207,883	$730,007	$102,814	$—	$1,040,704
Outflow	209,498	719,413	102,998	—	1,031,909

	$(1,615)	$10,594	$(184)	$—	$8,795

December 31, 2015

Gross settled

Forward exchange contracts
Inflow	$26,552	$473,437	$492,056	$—	$992,045
Outflow	26,403	476,337	488,644	—	991,384

	$149	$(2,900)	$3,412	$—	$661

March 31, 2015

Gross settled

Forward exchange contracts
Inflow	$193,217	$—	$—	$—	$193,217
Outflow	193,505	—	—	—	193,505

	$(288)	$—	$—	$—	$(288)

2)	Financing facilities

	March 31, 2016	December 31, 2015	March 31, 2015
Unsecured bank loan facility
Amount used	$70,000	$110,000	$560,000
Amount unused	36,311,850	41,278,250	35,739,280

	$36,381,850	$41,388,250	$36,299,280

Secured bank loan facility
Amount used	$1,650,000	$1,750,000	$1,850,000
Amount unused	200,000	200,000	748,000

	$1,850,000	$1,950,000	$2,598,000

39.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been provided because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
Skysoft Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
Dian Zuan Integrating Marketing Co., Ltd.	Associate
Taiwan International Ports Logistics Corporation	Associate
Huada Digital Corporation	Joint venture
Chunghwa Benefit One Co., Ltd.	Joint venture
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
HopeTech Technologies Limited	Associate
ST-2 Satellite Ventures Pte., Ltd.	Associate
Xiamen Sertec Business Technology Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD

b.	Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended March 31
	2016	2015
Associates	$92,458	$62,162
Joint ventures	2,923	1,761
Others	13,586	28,764

	$108,967	$92,687

	Operating Costs and Expenses
	Three Months Ended March 31
	2016	2015
Associates	$324,318	$279,172
Joint ventures	3,874	159
Others	52,148	49,442

	$380,340	$328,773

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended March 31
	2016	2015
Associates	$8,717	$9,480
Others	8	—

	$8,725	$9,480

3)	Receivables

	March 31, 2016	December 31, 2015	March 31, 2015
Associates	$28,993	$28,763	$46,511
Joint ventures	553	542	644
Others	5,344	12,751	13,402

	$34,890	$42,056	$60,557

4)	Payables

	March 31, 2016	December 31, 2015	March 31, 2015
Associates	$371,799	$601,730	$250,661
Joint ventures	16,131	4,849	172
Others	4,148	4,521	4,818

	$392,078	$611,100	$255,651

5)	Customers’ deposits

	March 31, 2016	December 31, 2015	March 31, 2015
Associates	$8,529	$10,965	$9,072

6)	Acquisition of property, plant and equipment

	Three Months Ended March 31
	2016	2015
Joint ventures	$6,869	$—

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the three months ended March 31, 2016 was $103,637 thousand, which consisted of an offsetting credit of the prepayment of $51,100 thousand and an additional accrual of $52,537 thousand. The prepaid rents (classified as prepayments) as of March 31, 2016, December 31, 2015 and March 31, 2015, were as follows:

	March 31, 2016	December 31, 2015	March 31, 2015
Prepaid rents - current	$204,398	$204,398	$204,398
Prepaid rents - noncurrent	1,907,717	1,958,817	2,112,115

	$2,112,115	$2,163,215	$2,316,513

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the three months ended March 31, 2016 and 2015 were as follows:

	Three Months Ended March 31
	2016	2015
Short-term employee benefits	$83,009	$71,164
Post-employment benefits	1,975	2,141
Share-based payment	446	1,332

	$85,430	$74,637

The remuneration of directors and key executives is mainly determined by the compensation committee having regard to the performance of individual and market trends.

40.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	March 31, 2016	December 31, 2015	March 31, 2015
Property, plant and equipment	$3,094,052	$3,101,079	$3,074,049
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	2,000	2,018	1,041

	$5,094,785	$5,101,830	$5,073,823

41.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

As of March 31, 2016, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $620,697 thousand.

b.	Acquisitions of telecommunications equipment of $13,158,717 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

42.	SIGNIFICANT INFORMATION OF FOREIGN ASSETS AND LIABILITIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	March 31, 2016
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets

Monetary items
Cash
USD	$9,002	32.185	$289,724
EUR	811	36.51	29,605
SGD	2,498	23.85	59,585
RMB	12,983	4.956	64,345
JPY	315,492	0.2863	90,325

(Continued)

	March 31, 2016
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Accounts receivable
USD	$159,918	32.185	$5,146,961
EUR	74	36.51	2,710
SGD	52	23.85	1,235
JPY	8,221	0.2863	2,354
Non-monetary items
Investments accounted for using equity method
USD	693	32.185	22,304
SGD	21,801	23.85	519,964
VND	231,808,333	0.00132	305,987

Foreign liabilities

Monetary items
Accounts payable
USD	162,483	32.185	5,229,508
EUR	38,971	36.51	1,422,843
SGD	99	23.85	2,362
RMB	14	4.956	67
JPY	33,427	0.2863	9,570

(Concluded)

	December 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign assets

Monetary items
Cash
USD	$12,860	32.825	$422,132
EUR	1,304	35.88	46,793
SGD	4,656	23.25	108,244
RMB	8,174	4.978	40,689
JPY	888,019	0.273	242,429
Accounts receivable
USD	127,162	32.825	4,174,088
EUR	8	35.88	273
SGD	55	23.25	1,276
JPY	10,477	0.273	2,860
Non-monetary items
Investments accounted for using equity method
USD	1,133	32.825	35,938
SGD	21,279	23.25	494,727
VND	223,944,681	0.00141	315,762

(Continued)

	December 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Foreign liabilities

Monetary items
Accounts payable
USD	$127,089	32.825	$4,171,693
EUR	36,032	35.88	1,292,838
SGD	110	23.25	2,553
RMB	14	4.978	67
JPY	51,219	0.273	13,983

(Concluded)

	March 31, 2015
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$6,681	31.30	$209,127
EUR	440	33.65	14,819
SGD	1,088	22.76	24,768
RMB	33,112	5.04	167,015
JPY	22,844	0.2604	5,949
Accounts receivable
USD	178,285	31.30	5,580,309
EUR	77	33.65	2,576
SGD	98	22.76	2,223
JPY	8,166	0.2604	2,126
Non-monetary items
Investments accounted for using equity method
USD	1,054	31.30	31,694
SGD	25,661	22.76	584,038
VND	209,631,915	0.00141	295,581

Financial liabilities

Monetary items
Accounts payable
USD	191,377	31.30	5,990,090
EUR	20,940	33.65	704,640
SGD	80	22.76	1,822
JPY	22,056	0.2604	5,743

The unrealized foreign exchange gains and losses were loss of $4,444 thousand and gain of $114,373 thousand for the three months ended March 31, 2016 and 2015, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed on the respective significant foreign currency.

43.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates and joint ventures): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 3.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 4.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 5.

j.	Derivative financial instruments transactions: Please see Notes 7, 21 and 38.

k.	Investment in Mainland China: Please see Table 6.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 7.

44.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Three months ended March 31, 2016

Revenues
From external customers	$17,800,527	$28,161,303	$6,697,512	$3,484,908	$799,906	$56,944,156
Intersegment revenues	5,609,679	703,957	1,118,598	554,892	919,051	8,906,177

Segment revenues	$23,410,206	$28,865,260	$7,816,110	$4,039,800	$1,718,957	65,850,333

Intersegment elimination						(8,906,177)

Consolidated revenues						$56,944,156

Segment operating costs and expenses	$15,396,838	$19,245,987	$3,069,553	$3,170,905	$2,271,106	$43,154,389

Segment income before income tax	$6,847,891	$4,876,851	$2,620,688	$426,511	$(488,023)	$14,283,918

Three months ended March 31, 2015

Revenues
From external customers	$17,535,719	$27,998,148	$6,218,043	$4,059,510	$661,387	$56,472,807
Intersegment revenues	5,585,391	976,483	1,108,168	477,089	749,102	8,896,233

Segment revenues	$23,121,110	$28,974,631	$7,326,211	$4,536,599	$1,410,489	65,369,040

Intersegment elimination						(8,896,233)

Consolidated revenues						$56,472,807

Segment operating costs and expenses	$15,556,708	$20,428,812	$2,835,435	$3,865,363	$1,972,419	$44,658,737

Segment income before income tax	$6,240,095	$4,189,637	$2,299,320	$80,207	$(286,201)	$12,523,058

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Youth Co., Ltd.	b	$596,633	$200,000	$200,000	$—	$—	3.35	$2,983,165	Yes	No	No	Notes 3 and 4
		ISPOT Co., Ltd.	c	596,633	150,000	150,000	150,000	—	2.51	2,983,165	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.
Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	225,929	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	7,569	75,686	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost	7,617	—	3	—	—
	iD Branding Ventures	—	Financial assets carried at cost	750	7,500	8	—	—
	Innovation Works Limited	—	Financial assets carried at cost	1,000	31,390	2	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	—	10	—	—
	Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—	7	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets carried at cost	1,200	12,000	2	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets	263,622	3,031,655	5	3,031,655	Note 2

	Bonds
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	50,336	—	50,578	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	100,687	—	101,155	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	200,853	—	201,463	Note 3
	Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	201,501	—	202,221	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	50,029	—	50,238	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	150,169	—	150,714	Note 3
	FRFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,983	—	150,197	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,963	—	301,358	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,096	—	100,453	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	300,273	—	301,668	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	$100,085	—	$100,556	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	74,998	—	75,036	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	99,981	—	100,279	Note 3
	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,939	—	201,985	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,979	—	100,400	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,991	—	40,160	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,975	—	100,405	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,966	—	201,259	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,983	—	100,630	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,059	—	201,259	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,944	—	201,887	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,937	—	200,959	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	301,544	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,013	—	150,639	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,018	—	100,426	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,018	—	100,426	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	149,998	Note 3

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	—	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	—	—

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost	4,571	73,964	11	—	—
	iD Branding Ventures	—	Financial assets carried at cost	250	2,500	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost	629	13,495	—	—	—
	PChome Store Inc.	—	Available-for-sale financial assets	280	31,405	1	31,405	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets	1,318	55,747	3	55,747	Note 2

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2016				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value

Chunghwa Hsingta Co., Ltd.	Stocks

	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost	—	$26,742	5	$—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.
Note 2:	Fair value was based on the closing price of March 31, 2016.
Note 3:	Fair value was based on the average trading price on March 31, 2016.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$172,049	—	30 days	$—	—	$28,798	—
			Purchase	2,379,394	8	30-90 days	—	—	(1,069,521)	(8)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	212,372	1	30 days	—	—	(222,555)	(2)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,061,773	4	30-60 days	—	—	(513,131)	(4)
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	103,637	—	30 days	—	—	(50,638)	—
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	112,503	—	30-90 days	—	—	(198,395)	(2)
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	2,449,969	29	30-90 days	—	—	1,052,932	62
			Purchase	114,328	2	30 days	—	—	(20,670)	(1)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	247,279	83	30 days	—	—	222,555	88
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,061,773	100	30-60 days	—	—	513,131	100

Note 1:	Purchase included acquisition of services costs.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.
Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	All intra-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$261,024 (Note 2)	9.90	$—	—	$260,600	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,527,372 (Note 2)	8.99	—	—	1,073,777	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	222,555 (Note 2)	3.12	—	—	72,896	—
Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	145,437 (Note 2)	4.07	—	—	88,110	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	513,131 (Note 2)	6.43	—	—	350,073	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Sale and maintenance of mobile phones and its peripheral products as well as sales agent of CHT mobile phone plan application	$1,065,813	$1,065,813	71,773	29	$1,735,782	$251,150	$71,633	Subsidiary (Note 6)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,850,545	1,041	1,059	Subsidiary (Note 6)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,589,476	13,811	13,811	Subsidiary (Note 6)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	766,274	24,658	24,658	Subsidiary (Note 6)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunication equipment	838,506	838,506	60,000	100	680,337	(4,197)	3,605	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	International telecommunication facilities, internet data center (“IDC”), network integration, and communications integration services	482,165	482,165	41,357	69	790,486	70,157	48,951	Subsidiary (Note 6)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	1,264,911	52,682	46,887	Subsidiary (Note 6)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	247,420	(2,460)	(2,460)	Subsidiary (Note 6)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	427,978	38,657	38,657	Subsidiary (Note 6)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Digital information supply services and advertisement services	150,000	150,000	15,000	100	191,925	4,686	4,686	Subsidiary (Note 6)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	129,838	(1,950)	(1,950)	Subsidiary (Note 6)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	162,606	10,357	10,920	Subsidiary (Note 6)
	Spring House Entertainment Tech. Inc.	Taiwan	Digital entertainment contents production, animated character licensing and endorsement, and mobile digital platform construction	62,209	62,209	10,277	56	94,312	(1,277)	(696)	Subsidiary (Note 6)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	65,451	1,839	1,196	Subsidiary (Note 6)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	40,837	263	263	Subsidiary (Note 6)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(843)	(4,725)	(2,531)	Subsidiary (Note 6)
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Notes 3 and 6)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	299,834	(6,804)	(1,876)	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	305,987	37,335	11,206	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	$164,000	$164,000	1,760	40	$409,724	$41,708	$35,236	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	133,960	(11,188)	(3,138)	Associate
	So-net Entertainment Taiwan Co., Ltd.	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	116,211	34,558	10,367	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	69,013	69,013	4,256	26	117,130	(9,256)	(2,289)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	63,648	(19,819)	(5,279)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	18	23,498	(21,270)	(3,829)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	30,000	30,000	3,000	13	13,679	(12,433)	(1,657)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	179,481	(51,208)	(27,256)	Joint venture (Note7)
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	50,000	5,000	50	20,295	(714)	(357)	Joint venture
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	918,719	157,386	53,185	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	2,416,645	81,175	100	627,900	(14,919)	(14,355)	Subsidiary (Note 6)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	8	12,948	(21,270)	(1,647)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	335,450	335,450	13,780	89	308,712	(7,507)	(9,359)	Subsidiary (Note 6)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	60,000	60,000	6,000	100	57,612	(1,592)	(1,592)	Subsidiary (Note 6)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	2,000	2,000	200	100	1,268	(34)	(34)	Subsidiary (Note 6)
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	35,550	2,493	2,493	Subsidiary (Note 6)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	19,263	(46)	(46)	Subsidiary (Note 6)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	E-Book publication and copyright negotiation of digital music	10,000	10,000	—	100	10,377	102	102	Subsidiary (Note 6)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	519,964	64,679	24,578	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	199,736	203,443	12,558	41	982,508	110,801	50,104	Subsidiary (Note 6)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	14,408	—	—	Subsidiary (Note 6)
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,180	4	38,249	70,157	2,547	Associate (Note 6)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,753	251,150	648	Associate (Note 6)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	12,636	12,636	400	100	17,550	2,253	2,253	Subsidiary (Note 6)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	1,954	32	32	Subsidiary (Note 6)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	2,970	2,970	100	100	1,922	(472)	(472)	Subsidiary (Note 6)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2016			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				March 31, 2016	December 31, 2015	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	$375,274	$375,274	1	100	$247,420	$(2,460)	$(2,460)	Subsidiary (Note 6)
	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,393,646	2,393,646	80,440	100	590,424	(15,210)	(15,210)	Subsidiary (Note 6)
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177	21,177	5,240	45	22,304	579	261	Associate
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	—	—	—	100	—	—	—	Subsidiary (Notes 5 and 6)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	23,021	23,021	—	100	1,113	(3,160)	(3,277)	Subsidiary (Note 6)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	6,920	6,920	—	100	1,425	(725)	(776)	Subsidiary (Note 6)
Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertising services	44,607	44,607	1,078	49	38,142	(1,007)	(771)	Associate

Note 1:	The amounts were based on reviewed financial statements.
Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of March 31, 2016.
Note 4:	Investment in mainland China is included in Table 6.
Note 5:	CHI One Investment Co., Limited was liquidated in August 2015. Chunghwa Investment Holding Co., Ltd. received part of the proceeds from disposal.
Note 6:	The amount was eliminated upon consolidation.
Note 7:	In March 2016, the shareholders’ meeting of HDD approved that HDD would start its dissolution from March 31, 2016. The liquidation of HDD is still in process.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2015	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2016	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of March 31, 2016	Accumulated Inward Remittance of Earnings as of March 31, 2016	Note
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Design, development and production of computer and internet software, installment, maintenance and consulting services of information system integration, and sales of self-production products	$47,321	2	$47,321	$—	$—	$47,321	$(46)	100	$(46)	$19,263	$—	Note 9
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	1,073,170	2	1,073,170	—	—	1,073,170	728	100	728	210,275	—	Note 9
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(15,990)	100	(15,990)	207,959	—	Note 9
Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Maintenance of information and communication technologies products	87,540	2	87,540	—	—	87,540	(114)	100	(114)	76,288	—	Note 9
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	166	100	166	92,583	—	Note 9
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(1,521)	100	(1,521)	66,026	—	Note 9
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	(1,136)	75	(852)	133,493	—	Note 9
Hua-Xiong Information Technology Co., Ltd.	Providing intelligent buildings and smart home services	56,386	2	28,855	—	—	28,855	(171)	51	(87)	21,164	—	Notes 8 and 9

(Continued)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwan as of January 1, 2015	Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2016	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of March 31, 2016	Accumulated Inward Remittance of Earnings as of March 31, 2016	Note
					Outflow	Inflow
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	$2,970	2	$2,970	$—	$—	$2,970	$(472)	100	$(472)	$1,924	$—	Note 9
Shanghai Chief Telecom Co., Ltd.	Internet and communication service	10,150	1	4,973	—	—	4,973	(634)	49	(311)	3,567	—	Note 9

Investee	Accumulated Investment in Mainland China as of March 31, 2016	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$358,416
SENAO and its subsidiaries (Note 6)	2,380,284	2,380,284	—
Chunghwa Telecom (China) Co., Ltd. (Note 6)	177,176	177,176	—
Jiangsu Zhenghua Information Technology Company, LLC (Note 6)	142,057	142,057	—
Hua-Xiong Information Technology Co., Ltd. (Note 6)	28,855	44,653	—
Shanghai Taihua Electronic Technology Limited (Note 4)	2,970	2,970	1,759,743
Shanghai Chief Telecom Co., Ltd. (Note 5)	4,973	4,973	632,219

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	Shanghai Taihua Electronic Technology Limited was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.
Note 6:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and SENAO are not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 7:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.
Note 8:	HXIT’s dissolution has been approved by local regulator in March 2016. HXIT received part of the proceeds from the liquidation in April 2016.
Note 9:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2016

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2016	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$28,798	—	—
					Accrued custodial receipts	232,226	—	—
					Accounts payable	1,069,521	—	—
					Amounts collected for others	487,413	—	—
					Revenues	172,049	—	—
					Operating costs and expenses	2,379,394	—	4
			CHIEF Telecom Inc.	a	Accounts receivable	34,139	—	—
					Accounts payable	42,496	—	—
					Revenues	87,326	—	—
					Operating costs and expenses	79,853	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts payable	16,502	—	—
					Amounts collected for others	29,246	—	—
					Operating costs and expenses	16,318	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	15,156	—	—
					Accounts payable	222,555	—	—
					Operating costs and expenses	212,372	—	—
					Property, plant and equipment	13,778	—	—
					Intangible assets	21,878	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	11,794	—	—
					Accounts payable	57,449	—	—
					Revenues	11,743	—	—
					Operating costs and expenses	85,296	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	40,963	—	—
					Accounts payable	62,168	—	—
					Revenues	28,633	—	—
					Operating costs and expenses	96,315	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Operating costs and expenses	15,868	—	—
			Light Era Development Co., Ltd.	a	Work in process	42,881	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	83,218	—	—
					Accounts payable	145,437	—	—
					Revenues	41,315	—	—
					Operating costs and expenses	37,070	—	—
			Chunghwa Sochamp Technology Inc.	a	Accounts payable	15,029	—	—
					Property, plant and equipment	18,857	—	—
			Honghwa International Co., Ltd.	a	Accounts payable	513,131	—	—
					Operating costs and expenses	1,061,773	—	2

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	$23,581	—	—
	3	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Prepayments	16,903	—	—
	4	Chunghwa Telecom Singapore Pte., Ltd.	Donghwa Telecom Co., Ltd.	c	Prepayments	23,566	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2016, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the three months ended March 31, 2016.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)